UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           SUNAIR SERVICES CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    867017105
                                 (CUSIP Number)

                             Julia K. O'Neill, Esq.
                           The Feinberg Law Group, LLC
                           57 River Street, Suite 204
                               Wellesley, MA 02481
                            Tel. No.: (781) 283-5775

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2009

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
       1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
            MICHAEL D. HERMAN
--------------------------------------------------------------------------------
       2.   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)  [ ]
            (b)  [ ]
--------------------------------------------------------------------------------
       3.   SEC Use Only:
--------------------------------------------------------------------------------
       4.   Source of Funds (See Instructions):
            00
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
       6.   Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
                 7.  Sole Voting Power:
                     1,567,100
  Number of      ---------------------------------------------------------------
    Shares       8.  Shared Voting Power:
 Beneficially        -0-
   Owned by      ---------------------------------------------------------------
Each Reporting   9.  Sole Dispositive Power:
 Person With         1,567,100
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power:
--------------------------------------------------------------------------------
                     -0-
--------------------------------------------------------------------------------
       11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,567,100
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
            [ ]
--------------------------------------------------------------------------------
       13.  Percent of Class Represented by Amount in Row (11):
            14.0%
--------------------------------------------------------------------------------
       14.  Type of Reporting Person (See Instructions):
            IN

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 (this "Amendment") to Schedule 13D relates to the common stock, $.10 par value per share (the "Common Stock"), of Sunair Services Corporation, a Florida corporation (the "Company"), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, FL 33442.

This Amendment amends the statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on November 7, 2003; as subsequently amended by Amendment No. 1 filed by the Reporting Person, Coconut Palm Capital Investors II, Ltd., Coconut Palm Capital Investors II, Inc., Mario B. Ferrari and Richard C. Rochon on November 29, 2004; as subsequently amended by Amendment No. 2 filed by the Reporting Person on February 18, 2005.

The purpose of this Amendment is to report a change in the percentage of ownership of the Company's outstanding shares of Common Stock beneficially owned by the Reporting Person as a result of sales of Common Stock by the Reporting person through brokers' transactions.

ITEM 2. IDENTITY AND BACKGROUND.

(a)  This Amendment is filed by Michael D. Herman.

(b) The residence and principal business address of the Reporting Person and his present principal occupation or employment are as follows:

            Michael D. Herman
            PO Box 60446
            Colorado Springs, CO 80960
            Mr. Herman is a business consultant.

(c) The Reporting Person identified in this Item 2 has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person identified in this Item 2 has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(e)  The Reporting Person is a citizen of the United States.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date this Amendment, the Reporting Person beneficially owns 1,567,100 shares of the Company's Common Stock, constituting approximately 14.0% of the shares outstanding.

(b) The Reporting Person has the power to vote and to dispose of all of the shares of Common Stock beneficially owned by him.

(c) The Reporting Person recently sold the following numbers of shares of Common Stock of the Company through brokers' transactions at the following prices:

           Date      Number of Shares Sold      Price per Share ($)
     ----------      ---------------------      -------------------
     10/29/2009                    319,700                     2.69
     10/30/2009                    125,000                     2.68
     10/30/2009                        100                     2.69
      11/2/2009                     44,800                     2.67
          TOTAL                    489,600

(d) There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the Reporting Person.

(e)  Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 2009

                              /s/ MICHAEL D. HERMAN
                              ------------------------------
                              Michael D. Herman

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).